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Telephone (212) 382-3300
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03029722

August 27, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 28 2003
WASH. D.C. 152 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 5th Street NW
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two copies each of announcements released to the London Stock Exchange as well as a corresponding transmittal letter. The announcements were made on August 14, 2003 and August 15, 2003.

Please acknowledge your receipt of this information by date stamping a copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: SA Behar
Steven Anthony Behar
Authorized Representative

Enclosures

cc: (without enclosures)
David H. Wollmuth

dw 9/3

MARKS & SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C.
152
SECTION

15 August 2003

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

I enclose copies of two announcements which were made to the London Stock Exchange which are being supplied as a follow up for our existing exemption.

Yours faithfully

pp PATRICIA FARRELL
Company Secretariat
+44 20 7268 3377

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Issued: Thursday, 14 August 2003

MARKS & SPENCER ANNOUNCES IT HAS CEASED DISCUSSIONS TO SELL KINGS SUPER MARKETS, INC.

Marks and Spencer Group p.l.c. today announces that it is no longer in discussions to sell Kings Super Markets, its North American supermarket business.

Roger Holmes, Chief Executive of Marks & Spencer commented:

"In the current US climate it has not been possible for interested parties to raise sufficient funds to purchase Kings at what we perceive to be a fair price.

Although Kings is not central to our strategy, we believe that maximising shareholder value will be achieved by working with the senior management team to develop the business and drive financial performance."

For further information, please contact:

Corporate PR Lisa Attenborough / Bella Pagdin 020 7268 6166/1967
Investor Relations Sarah McGlyne 020 7268 1563

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Issued: Friday, 15 August 2003

MARKS AND SPENCER FINANCIAL SERVICES P.L.C.
£1.25 BILLION SYNDICATED REVOLVING CREDIT FACILITY

Marks and Spencer p.l.c., acting as guarantor, and Marks and Spencer Financial Services p.l.c., as borrower, signed a £1.25 billion, three-year syndicated banking facility yesterday afternoon which has been put in place to support the development of Marks and Spencer Financial Services p.l.c.

The new facility has been syndicated among 19 banks.

For further information, please contact:

Corporate Press Office Sue Sadler 020 7268 8642